Filed by Telesp Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Telesp Celular Participações S.A.

Commission File No.: 333 - 09470

Tele Centro Oeste Celular Participações S.A.

Commission File No.: 001-14489

Tele Sudeste Celular Participações S.A.

Commission File No.: 001-14485

Tele Leste Celular Participações S.A.

Commission File No.: 001-14481

Celular CRT Participações S.A.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus (which, in the case of holders of ADSs or U.S. holders of shares of TCP, serves as an information statement) because it contains important information. The U.S. prospectus prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) has been filed with the SEC as part of Registration Statement on Form F-4 of TCP, as amended, which Registration Statement has been declared effective. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

*            *            *

The following documents relate to the proposed corporate restructuring of the Companies:

1.	Transcript of Telesp Celular Participações S. A. Earnings Call on February 24, 2006.

2.	Investor Presentation dated February 24, 2006 accompanying Telesp Celular Participações S.A.’s Earnings Call.

TRANSCRIPT OF TELESP CELULAR PARTICIPAÇÕES S. A. EARNINGS CALL ON FEBRUARY 24, 2006

Conference Call Transcription 4Q05 Earnings Release Telesp Celular Participações - TCP February 24th, 2006

IMPORTANT NOTICE

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus (which, in the case of holders of ADSs or U.S. holders of shares of TCP, serves as an information statement) because it contains important information. The U.S. prospectus prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) has been filed with the SEC as part of Registration Statement on Form F–4 of TCP, as amended, which Registration Statement has been declared effective. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Operator:

Good morning, ladies and gentlemen. At this time, we would like to welcome everyone to Telesp Celular Participações – TCP 4Q05 Earnings Release Conference Call. Today with us we have Mr. Roberto de Lima, CEO of Telesp Celular Participações, and Mr. Ernesto Gardelliano, CFO of Telesp Celular Participações.

Today, we have a simultaneous webcast with slide presentation on the Internet that could be accessed at the site www.vivo.com.br/ri. There will be a replay facility for this call on the website.

We inform you that all participants will be able to listen to the conference during the company’s presentation. After the company’s remarks are over, there will be a question and answer section. At that time, further instructions will be given. Should any participant need assistance during this conference, please press *0 for an operator.

Before proceeding, let me mention that forward-looking statements are being made under the Safe Harbor of the Securities Litigation Reform Act of 1996. Forward-looking statements are based on the beliefs and assumptions of TCP management, and on information currently available to the company. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions, because they relate to future events and therefore depend on circumstances that may or may not occur in the future. Investors should understand that general economic conditions, industry conditions and other operating factors could also affect the future results of TCP, and could cause results to differ materially from those expressed in such forward-looking statements.

Now, I will turn the conference over to Mr. Roberto de Lima, CEO of Telesp Celular Participações. Mr. Lima, you may begin your conference.

Roberto de Lima:

Thank you all for attending our conference call, and I would like to start by some highlights of the 4Q and 2005 results of VIVO, and especially in TCP – Telesp Celular Participações.

So, in what concerns our performance, Telesp Celular Participações is the leader in the cellular telephony in Brazil, we have nowadays more than 45% market share in number of users, which counts 20 million customers at the end of 2005. And this year we count more than 5.7 thousand of points of sales, exclusive or not, it give as a big difference compared to the competition.

In terms of CAPEX, we still invest a lot of money in network in what concerns the coverage in Brazil, the increase of capacity, but also to replace the old TDMA network by the CDMA. We are still investing in the consolidation of the information systems; we are talking here about billing and prepaid platform, and the SAP system is already deployed in 2005.

In terms of new systems, this year, we launched with one of our partners a special handset called Globalmoto that has a dual mode and dual frequency that is able to talk in 170 countries, based in roaming agreements that we have with all these operators. We also launched the Smart Mail 3G, we are talking about EV-DO technology, and the VIVO Zap 3G, the instrument that gives the desktops and also the laptops access to the internet 3G.

In terms of finance, TCP recorded a margin of 27.3% of EBITDA over the net revenues, which is considered the best of the market, if you consider that the second and third competitors that we have are in 18% and negative in what concerns the third one. So, VIVO has the objective of keeping on growing its customer base, and its revenues in a positive way, but, at the same time, recording margins that can allow VIVO to finance its investments and to produce enough cash to improve its structure of capital in the future.

We saw a reduction in the net financial expenses, we redefined the accrual of debt toward long term; and we generated a positive cash flow of R$ 481 million; the gearing of VIVO is close to 1.

In terms of corporate governance, we adopted a Conduct for Ethics for all the workers in VIVO, and, as you know, we are starting to finish a restructuring in the corporate that was quite finished yesterday, on February 22nd, at the Assembléia of VIVO.

So, in terms of development, in the State of São Paulo, we covered 100% of the municipality with a digital coverage 1xRTT, and we have more than 921 municipalities in 1xRTT, and EV-DO in the main capitals of Brazil.

Turning the page, our customer base evolved for 14.6% year over year, and 4.3% quarter over quarter. And we should say that in the postpaid system our customer base grew in 9.5% year over year, and the prepaid 15.5%.

In terms of regions, São Paulo grew 13.5%, and we saw in Paraná, where we are not the first one in the market, we grew 12.8%. In terms of postpaid net adds, we can see that, from 2004 to 2005, the net adds evolution evolved by 95%, almost 100%, and, in the quarter, we made the same number we made in the 4Q04.

Net Service Revenues. A growth of 4.3% quarter over quarter and 3.2% year over year. This comes from the increase on the customer base, and an important increase in the data service, and this was partially compensated by the fact that the incoming traffic reduced, so this is why we see a number 3.2%.

In terms of handsets, VIVO has the best row of handsets we have ever had, so we have 67 handsets models in all the segments of the market, and in 2005 and 2004 we launched an important service like the Zap 3G, with EV-DO on the data communications for internet, the Download Banking, Games Multiplayer, Smart Mail, all the services addressed to the corporate market.

In terms of marketing actions, our marketing was very promotional this year, trying to increase the level of activation of our customer base, increasing the revenues and keeping our customers with a higher degree of loyalty.

Talking about the Globalmoto, in terms of innovation, it is the first handset that is able to talk in 170 countries, with the same number and the same handset. And by the end of the 1H06 we should have two other models with two other partners, even brands, for the same kind of handset, with the same possibilities we have with this one called Globalmoto.

Distribution and Coverage. As I told, VIVO has more than 5.5 thousand channels of distribution, and we already cover 100% of São Paulo in digital, we have more than 92% of the south region, Paraná and Santa Catarina, in terms of population coverage, and we are still investing to get 100% in that region.

We have more than 200 points of sales owned by VIVO, and more than 5.5 thousand points of sale with partners in the retail and other specialists.

The data revenue evolution was 45% from 2004 to 2005, and on the last quarter from 2004 to 2005 is 43%, and the percentage of data revenue over service revenues grew from 4.3% to 6.5%; and what is important to say is that data service is not only SMS; you see that from 2004 to 2005 our percentage of SMS decreased from 76% to 58%, because the Zap system, which is the internet access, and also the internet access with mobile grew from 8% to 19%, and from 16% to 23%, meaning that we have better links of data services in 2005.

Now, I will turn to Ernesto Gardelliano, who will resume the presentation. Ernesto.

Ernesto Gardelliano:

OK, good morning ladies and gentlemen, I would like to start covering ARPUs. So, let’s go to page 12. We experienced a reduction in the 4Q04 to 4Q05 about 10% mainly addressed by incoming calls; on the other hand, if we move on to the following page – I am talking about postpaid ARPUs – it was completely the opposite. We have an increase of 8.5%, still incoming calls are the main driver of the mix and the drop. And a 2.6% increase, when we compare 4Q05 with the 3Q of the same year.

Talking about minutes of use – same thing – we had a 15% decrease year over year, talking specifically about the 4Q, and that decrease is mainly based upon the mix of new customers coming in, so we have, the target is all about efforts during the 4Q to keep on working on high-end customers, high ARPU customers, that will be reflected in the following pages.

When we talk about postpaid minutes of use, we grew from 220 to 230 minutes, still the decrease in incoming is evident, but when you go to the following page, page number 16, you will see a drop in the acquisition cost. Acquisition cost, taking into account not only acquisition but also retention, there is a mix there, we are able to get better prices for handsets, as well as the valuation of the real in dollar terms; and this was a mixture, not only a slow down in the amount of gross adds, but also an increase in the number of tradings we have been doing in order to focus on the subjects we will mention below.

When we talk about operating costs, in terms of cost of services rendered, the increase is mainly due to the high customers base, on top of an accounting change in order to normalize the accounting practices of TCO, where that prevailing of TCP, so, basically, we normalize that effect of the Fistel, which is a tax we pay based upon the customer base we have at the beginning of the year, plus all of the additions on a quarterly basis; in terms of personnel it is basically the same amount, only affected by the governmental increases that we allow for employees; in terms of handsets there is a significant reduction – as I mentioned below, not only because of the amount of gross adds, but also in terms of costs of those CPEs.

When we talk about selling expenses, we have to separate a provision that we have recorded in the 4Q, related to uncollectibility, that uncollectibility stands from the fact that we still do not have coverage in two areas of Brazil, our customers are allowed to roam in those areas, basically roaming in analog networks, that were not authenticated, but we experienced our customers not recognizing a number of calls, and that amount had to be paid, and instead of billing those costs to our customers, once we started getting this sense that a fraud was there, we preventively recorded the provisions for bad debt.

Bad debt that is not derived from revenues, because it is basically a balance sheet account receivable with payables because those revenues belong to the [inaudible] operators, with which we have a roaming agreement, and we have taken measures that I believe we will cover afterwards.

In terms of G&A, the jump there is due to the fact that, back to 2004, we have been developing some projects, IT-oriented projects, that because of some issues we had at that time, the payments and the effectiveness of the payments were weighted; once we achieved completion of some of those projects in 2005, we made agreements in order to pay what has been weighted on top of the normal expense that we had for the year. So, that is the main reason for the jump.

If we move on to page 18, we can see that EBITDA numbers and EBITDA margins for the quarter and for the year came in about R$ 2 billion for the year, R$ 418 million for the quarter; that if we take out the impact of the provision, I referred to before, margins would have gone up to 29.5%, on a yearly basis, 30.5%.

Going on to CAPEX, investments for the year kept on moving towards, migrating TDMA networks into CDMA, basically in the areas of central-west and north of Brazil, as well as in Paraná and in Santa Catarina. On top of capacity that we had to fulfill, based upon the [inaudible] traffics that we were experiencing from the higher customer base.

On top of networks, we have been working in implementing unique sets of billing, customers care, and prepaid platforms throughout Brazil; we understand that we will be finishing with the completion of such projects throughout this year of 2006, we were able to comply with 100% in all of the VIVO companies with a financial system, namely SAP, but as far as billing is concerned, we have completed those projects only in São Paulo, Paraná, and Santa Catarina, but we are soon moving ahead in the central-west and north of the country.

On top of IT, on top of network, we have other investments; we basically cover corporate devices and data [inaudible] stemming from our VIVO Zap service that derives from high speed data, using our 1xRTT [inaudible] Brazil.

Talking about Gross Adds, Net Debt, and Gearing, we can say that we had a small increase – when we talk about 4Q05 vs. 3Q05 that difference stems basically from the fact that we had billing problems in central-west and north, where we were not able to issue invoices to our customers, we have been working throughout January/February in order to normalize that effect, taking into account that we are not able to send invoices with a bill of less than 20 days, in each of the invoices.

So, basically, that increase in the account receivables has been normalized and we have, in order to fulfill capital needs, to go to the markets and get an extra R$ 117 million in that.

In terms of leverage, we are well positioned, 1.31 by the end of 2004, 1.12 by the end of 2005. This is going to be one of major targets now that we have VIVO Participações – and that has been born two days ago – and on top of that it is important to say that we have achieved a trade off between short term and long term, throughout the year 2005, where we had almost a 60:40 ratio short/long by the year 2004, migrating to 30:70 by the end of 2005.

The whole debt is about 62%, this is foreign currency denominated; we have a policy where we hedge 100% of such debt, and we have been monitoring the efficiencies of getting lower interest rates [inaudible] the interest rates prevailing in Brazil.

Then we will go to page number 21, we can see the reduction in the financial expense, that compared with the 4Q, the jump, the small jump there is derived of the fact that we pay a tax, PIS/COFINS, in December, based upon the payment of interest on own capital that we declared at the beginning of December, when we announced the restructuring of all of the VIVO companies.

When you go to the bottom line, the impact is basically deriving from the fact of the uncollectibility that we recorded, as I mentioned below. And we will now be moving toward working out throughout the different VIVO companies, in order to definitely get a better sense of what the net loss, net income line is going to be.

Finally, to close our presentation, I am talking about our social responsibility, I will ask Roberto to take again the conversation so that we can go afterwards to the Q&A session.

Roberto de Lima:

OK, so, we are very conscious that the service we provide to our customers has an important impact on the society in Brazil, it is a way of digital inclusion, but besides that we know that Brazil is a very contrastive country, and VIVO has an institute that develops some other activities in terms of ecology and social responsibility activities, and in this page we just list some of the recognitions that VIVO received in 2005 from important institutes in Brazil.

So: the Good Corporate Citizenship, related to the educational projects that we made in partnership with the Ayrton Senna Institute; the Environment Case Prize for Waste Management Project, a project dedicated to the after use of the batteries of the cellular phones; the Abrafort Prize for Corporate Responsibility for the program of volunteering in VIVO; the APCA Prize to ESPN’s Sports Caravan; and finally, the Darcy Ribeiro Education Prize, that was given to our project Escola Solidária.

So, VIVO is very recognized in the Brazilian environment as one of the companies that contribute most to social activities.

So, now I think that we can go to the final remarks. So, VIVO, mainly in the 2H05 important investments in the expansion and overlay projects – when Ernesto mentioned the investment we made in networks, it is not only to replace TDMA to CDMA, but it is to increase our coverage in the Brazilian geography, and also to increase our capacity.

And, in the beginning of this year, considering the problems we had when we used the other operators’ networks; we made some agreements with them to invest some money to authenticate these networks in order to reduce the possibility of frauds. So, this was done during January and February, and we finished the test of authentications in those networks in this week of February.

In terms of system unification, we are talking about the billing system prepaid platform and all others, that we expect to finish by the end of 2006; the completion of SAP projects is already deployed now as VIVO facilities and points of sale, as I said, the billing prepaid Front Office will be finished before the year-end.

In 2005 we invested a lot of time in reducing the number of claims in our call center, trying to improve the quality of service, and we see that in November and December we had 20% less calls than we had in 2004.

So, corporate restructuring that we developed at the end of 2005 that took place this week with the creation of VIVO Participações, it was an important achievement for the year of 2005.

So, now we can go to the questions.

Vera Rossi, Morgan Stanley:

Thank you. Good morning. I have a question about your network fraud. You took the measures now in the beginning of the year in your network; and do you think this is enough to lower the level of provisions that you have today, or do you still think you have to roam on digital to resolve this problem for good? And what level of provisions do you expect to see going forwards; it is on the mid single-digits as we had until last quarter; or it is on the things that we have on the 4Q05? Thank you.

Ernesto Gardelliano:

OK. Vera, thanks you for your question, just the precision... The authentication of our own network was made in the past, we did not have problems with our own network CDMA or TDMA. Where we had problems was on the regions that we are not present and we have to use other parties’ network, I am talking about our competitors’ network, and we could not authenticate their networks.

This year, as we get to an agreement by the end 2005, we signed this agreement on January 10th, and we implemented the authentication of those networks from January 10th to February 24th. So, just the precision is very important, because our network was already authenticated, what we did this year was to invest in other operators’ networks; and I think that this will allow us to work in analogic, roaming analogic, which is much safer than in the past, but it is [not] the final solution. We are starting that Anatel should put on sale the 1.9 frequency before the end of the 1H06, and in this case we could have a digital coverage in the spaces where we are not present, and in this case we will be, let’s say, 100% safe.

Vera Rossi:

OK. So, but with the measures you took so far, where should I expect to see your provisions during 2006? In the mid single-digits, like 5%-6% as we had in the 3Q; or in the teens, like, this quarter VIVO had 13% of service revenues in provisions. Where do you think we should see for this year before you get this additional spectrum?

Ernesto Gardelliano:

I think it is too early to rate what would be the level of provision, because we just launched this authentication yesterday, and I expect to have very good results on that.

So, this is a feature that we did not have in the past that will improve our control over the network we use.

But I think it is too early to say, but I think it is a very important measure.

Vera Rossi:

OK. And just another question or ARPUs. We saw a very good improvement in your ARPUs, especially in contract ARPUs in most of your subsidiaries; should I expect to see – this was something related only to the 4Q airtime campaign, or more business days, or during 2006 should I expect to see the same levels of the 4Q05 or even higher; given all the retention efforts that you have been implementing?

Ernesto Gardelliano:

Vera, let me explain about that. Let’s say, I cannot anticipate what the number is going to be, I can, yes, tell you, as we did in the past, that we have specific focuses throughout the VIVO companies that addresses that fact. I would like to keep on seeing that what we have implemented in the 2H05, that proved, based upon the numbers that we have been recording, to be consistent and because we have a plan in place that we need to achieve. But to anticipate the numbers, I think it should not be responsible in our side to commit on that area.

Is that OK?

Vera Rossi:

Yes, just one follow-up, so the increase in ARPUs is not related to an airtime promotion, it is related to your retention efforts that you have been implementing?

Ernesto Gardelliano:

Yes. As a matter of fact, if you look at the promotions we have been doing, we try to be very simple, for the Christmas campaign we had only one promotion that was the R$ 40 to speak to any other fixed or cellular phone, if only you keep on recharging your phone by whatever amount; and the promotion that we started at... I think it was September last year, that is related to the Soccer World Championship, that is basically a passion here in Brazil and that we will keep on holding until the very... I think it starts in June this year.

Vera Rossi:

And when these promotions go away, you do not foresee a decline in ARPUs, because the increase in ARPUs has been coming from a real increase in usage.

Ernesto Gardelliano:

It is a real increase, but, Vera, I would not say that promotions will go away. Promotions, when we look at the different props, they turn out to be very positive in terms of compromising the customer, so we try to be very simple; not to overwhelm our customers with too many things that they do not know exactly what to choose. Our promotions are still going to be there, and if they keep on proving that they are useful as that they keep on adding value, it is going to be a marketing strategy that we will address.

Vera Rossi:

OK, thank you.

Andrew Campbell, Credit Suisse:

Yes, good morning. I was wondering if the provision that you took was for revenues that have been recognized in the past only, or was it also to anticipate any revenues you might have in the future which you would not be able to collect?

Ernesto Gardelliano:

Andrew, hi. The same question was raised this morning in our APIMEC conference, and I tried to clear it out when I spoke about the provision; the provision is not provisioning revenues, it is the way it works here in Brazil, it is the revenues for when our customers do roaming in other areas, those revenues belong to these cities’ operators, so basically, it is balance sheet account that I have to pay them, that is mandatory, it does not matter whether our customers recognize the cause or not, we have to pay, so we create an Accounts Payable account, and at the same time we create an Accounts Receivable account, because we are billing basically on behalf of a third-party.

So, it is not that we are... the revenues trend that we have recorded is challenging, but it is basically the write-off of a balance sheet account.

Andrew Campbell:

I see. And in terms of the timing, the provision that you took, is it only backwards-looking, or does it also anticipate for the future any provision that may need to have taken in 2006?

Ernesto Gardelliano:

No, basically, what we have recorded there is a hiccough that we have seen coming from the end of September/October/November, and went down in December. When you look at that pattern, it was behavior that used to happen.

Andrew Campbell:

I see. And maybe you could just help us understand how the authentication process works, what exactly does the other operator do, in that case, how much... I mean, that investment is being paid by you, is that correct? Or how exactly does the authentication work?

Ernesto Gardelliano:

Yes, in fact, the investment was made by VIVO, we invested in other operators’ network, and the authentication process is a kind of algorithm that is created any time the handset is put on work, the first time we put the handset on work it creates a new number that cannot be copied by anyone. So it is a very complicated and technical subject that we do not like to talk too much how it works...

Roberto de Lima:

Basically, the phone works based upon a pair of numbers, the MMS, the EMS, that algorithm keeps on changing while the phone is working on that specific network. That is a simple way of telling you.

Andrew Campbell:

I see. And that investment was done really in 2006, or was there already some investment in 2005?

Ernesto Gardelliano:

In 2006, and we made investments with our own resources and part of our network partners’ resources.

Andrew Campbell:

I see. And is that a material amount of CAPEX?

Ernesto Gardelliano:

No, it is not material. It is more systems and structure.

Andrew Campbell:

OK, super. Thank you.

Ernesto Gardelliano:

You’re welcome.

Maurício Fernandes, Merrill Lynch:

Hey, good morning. I just wanted to know, you mentioned the network is 100% digital now in São Paulo, I just wanted to get a sense for the rest of the VIVO operations; what exactly is... You know, how far are you from becoming 100% digital?

Ernesto Gardelliano:

OK. When I said that in the state of São Paulo it is 100% digital, it is 100% digital in 1xRTT, it means we have a high speed for communications in São Paulo, and we just have nowadays 100 thousand handsets that works in analogic and we have 5 thousand handsets that work in TDMA, this is not considered in the number of handsets.

In terms of digital coverage in all the regions where we are present we still have some lacks in the center of Brazil, but we are already 90% digital in that region. So, for 2006 we should cover all Brazil with digital technology.

Maurício Fernandes:

OK. Just one more question on the provision for bad debt – can you give us... You mentioned on the press release that part of the increase in the provision was due to your regular collection policy with clients, and the other portion was the agreement with the authentication, or the agreement with the other operators, particularly in Minas Gerais and the North-East.

Can you give us a breakdown of how much of the increase in bad debt was related to one side of the problem and the other side of the problem?

Ernesto Gardelliano:

In terms of uncollectibility, the normal uncollectibility is coherent to what we sensed in the past. So, basically, I do not have the exact numbers here in front of me, we can talk to you afterwards, but, basically, if you are trying to set up a motive, people working on the uncollectibility rates that we have exchanged in the past.

Maurício Fernandes:

So the bulk of the increase is really the agreement with the other operators?

Ernesto Gardelliano:

It is not the agreement. I believe it not related. The agreement, in terms of... We have rolling agreements with our partners - ah, with our partners: with our competitors, as a matter of fact - in those areas where we do not have coverage, and in one area that we do have coverage, but we have only CDMA coverage – that is Paraná and Santa Catarina -, so we need TDMA, we need a TDMA rolling agreement there too.

What we have written off, we created a provision there, is based upon the Accounts Receivable I explained to you before, that tends from the fact that we need to pay them based upon the usage stemming from a VIVO phone in their networks.

It has nothing with the agreement of authentications. Once we experienced that, once we understood the reason, what was going on, we set up, or we reached an agreement that was signed on January 10th in order to make the appropriate investment in their networks to get authentication so that we could get a proper control of what was going on in their networks; and to set up the structural actions, not only from a trading of IP systems, but also in the phones that we are working there.

Is that understood?

Maurício Fernandes:

That is clear now. I just have a final question, if you could give us how much you expect to spend in CAPEX in 2006 with both TCP and VIVO as a whole.

Ernesto Gardelliano:

I think that is something...

Roberto de Lima:

We cannot anticipate this.

Maurício Fernandes:

Just, is it similar or not to 2005?

Ernesto Gardelliano:

You know, Maurício, today we published that we started with recess rights because of the restructuring, we cannot anticipate because we could put in danger all of the transaction that is going on, that was approved by the Shareholders’ Meeting two days ago, so I beg your pardon, but we cannot anticipate on that.

Maurício Fernandes:

I understood. Thank you very much.

Rizwan Ali, Bear Stearns:

Good morning. My question is again regarding the provisions. I mean, it appears that there is a lot of fluctuation in the provisions, and the bad debt provisions you take on a quarterly basis, and why are you not anticipating, I mean, in the previous quarters did you not make these provisions, and that is why you had to make a big one in the 4Q? Or there is some other issue, because, you know, Telemig, for instance, also has cloning problems, actually a percentage of subscribers have a larger cloning problem than you have. Yet, they do not seem to take similar provisions, and their margins tend to be higher, so I am just wondering about the different accounting being used by TCP or the VIVO Group.

Ernesto Gardelliano:

OK. I will not make any comparison between VIVO and Telemig or whoever, let’s say, just to be fair with you. What I found out, or what we have found out based upon the accounting records is that, on a quarterly basis, we do have a number of calls that are not recognized by our customers, and those calls are being analyzed on a one-by-one basis in order to determine whether such calls were indeed made by any other third-party or if those calls had a certain pattern, using the same number of cell sites and same called-in numbers that we can argue with the customers.

So, in that sense, I believe we do have something in the past, but it was very minimum. The hiccough that we have experienced in the 4Q is basically derived from an extraordinary activity that, as somebody called in this morning, is that cloning fraud – let’s say, part of that is cloning fraud, but let’s not forget that in Brazil we have a B&K system that allows for voice over IP to get free access to networks on top of the fact that fraud, as we are calling, is not illicit, or at least there is a not a regulation to punish that type of activity.

Rizwan Ali:

My point is what was of extraordinary that happened in the 4Q that you had to take this messy provision? Are you giving under-provisioning for the same problem in the previous quarters?

Ernesto Gardelliano:

We suffered an attack of frauds during the end of the 3Q, and beginning of the 4Q05. It was a very concentrated attack like other competitors were suffering in January 2006.

Rizwan Ali:

My second question is in the 3Q you had massive increase in retention expenses. Can you tell us how does, in terms of retention costs, how does the 4Q compared to the 3Q? Did you have similar costs in the 4Q as well?

Ernesto Gardelliano:

That number, let’s say that you can figure it out based upon the acquisition cost, the acquisition cost went down, the mix of the acquisition cost is what is really driving that, in terms of handsets, when we are talking about retention, we are subsidizing a higher amount, because basically when we are targeting the segments of customers that we try to keep, that we will fight at whatever price that makes sense on a payback basis, the subsidy is higher.

What we have done is to lower the amount of gross adds, still keeping a good pass, that would enable us to have the customer base growing; have in mind that the churn rate that we have experienced is a very good one, however, the customer base we have is big-ing up, so, whatever percentages, whichever 1% on day one, you wake up in the first day of every single month, and you need to start growing in order to [inaudible] the amount of churn.

But going back to the issue of retention, indeed it is going to be the focus, it has been the focus, it is having a great percentage that has impacted the acquisition cost as a whole. Let’s not forget that for trading programs based upon the model that is prevailing in Brazil these days, is not possible for us to get out of the marketing terms of CP prices, because we would be opening, we would be making it very easy for our competitors to attract one of our customers just for the trading of their phone, so have that in mind.

Rizwan Ali:

Is it fair to say that your retention cost have decreased in the 4Q, and should continue to decrease going forward?

Ernesto Gardelliano:

No, the retention cost, no, I would not say that, it would be similar.

Rizwan Ali:

OK, thank you.

Gustavo Oliveira, Citigroup:

Good morning. I have a question regarding the selling expenses, more specifically regarding your third-party service expenses; we saw a big jump in the quarter. Are you having problems, are you having to increase the commissions that you are paying for you third-party distribution network? And what is the level of attrition that you are having in that network?

Ernesto Gardelliano:

In terms of commissions, we have not increased them, we did make some agreements with some dealers, that they can be used as not only a distribution channel for new gross adds, but also to fulfill a specific segment that was not covered by our own customer care representatives, in order to keep on working on retention, so there is an extra piece that does not mean, by any way, that we are increasing on a per unit basis, but we have increased the base they are allowed to get their commissions.

So, again, most are related to retention.

Gustavo Oliveira:

OK. Is that something related to more towards the postpaid base, and more specifically on the areas in which you compete against Brasil Telecom, or is it more in São Paulo?

Ernesto Gardelliano:

It is basically addressed to the postpaid, but let’s not forget that there are a number of prepaid customers that like to be in prepaid, with sometimes ARPUs higher than the average of postpaid, so we must keep them happy.

Gustavo Oliveira:

OK. I have another question on the interconnection rates, and the negotiations for the VUM. I know that last year the negotiations started in early February, but you were only be able to finalize in June.

Ernesto Gardelliano:

In July.

Gustavo Oliveira:

Yes, and Anatel had to intervene on that as well. What are the developments for 2006, are you beginning to negotiate already?

Ernesto Gardelliano:

The negotiations were already made, what we are expecting is the approval by Anatel, we expected that before Carnival, but it seems that it will take some more days.

Gustavo Oliveira:

OK, so it is already finalized?

Ernesto Gardelliano:

Among the operators, yes, with Anatel we should have their approval.

Gustavo Oliveira:

OK, thank you.

André Rocha, Unibanco:

Good morning. I have one question related to subscriber acquisition cost, do you consider these items should continue decreasing in 2006, and how much of the decrease is due to the appreciation of the Brazilian currency, and how much is due to gains of scale? Thank you.

Ernesto Gardelliano:

OK. In terms of the appreciation of the real, as you mentioned, we have our own plans that I cannot anticipate what are the targets in terms of foreign exchange; I can tell you, I can confirm that we have reached important agreements with CP vendors in terms of prices reductions in dollar terms. Because of the volumes that VIVO as a whole buys on monthly basis, we were able to reach agreements not only in terms of general agreements—that as a matter of fact we count with the support of the whole networks of the controlling shareholders that allow us to get—but also the partnership with specific vendors that have been pushing our per unit cost down significantly, that is one of the main issues that are driving acquisition cost down.

In terms of the appreciation of the real or not, that is something that I cannot anticipate.

André Rocha:

OK, thank you.

Carlos Sequeira, UBS:

Hi. Do you anticipate any other solution for digital roaming problems in Minas and the Northeast, other than waiting for Anatel option on the 1.9 GDS license there?

Ernesto Gardelliano:

The 1.9, and also the recovering of the 850 MHz that could happen this year, it is for us a solution to have a local operation, because Anatel should sell that with a license, but in what concerns the fraud and claimers, we think that the measures we took are already very good for that, but beyond the 1.9, and some other [inaudible] from that we could have, the day Anatel recovers the 850 frequencies from the other operators that went to GSM, I think this will be the final solution.

Carlos Sequeira:

I see, thanks. And also can you update us on VIVO’s latest initiatives to eliminate the cloning problem, you know, all VIVO customers, or some VIVO customers have been experiencing in the last years?

Ernesto Gardelliano:

I think that the measures are the same, so we have to authenticate the network, what we did in our own network in the past, and what we get from agreements with other operators in the beginning of this year, and with this authentication we think that we are in a better position now.

Carlos Sequeira:

So, it is fair to say that a client traveling between Rio and São Paulo only, you will not have the cloning problem anymore?

Ernesto Gardelliano:

A customer that lives in São Paulo, if he goes to one of these two areas, Northeast or Minas Gerais, he was subject to the cloning, now it does not depend on where he comes from, I think that in these areas now he will work with in analog, but the network will be authenticated, so the probability of having a clone is much lower than it used to be.

Carlos Sequeira:

OK, thank you.

Márcio Correia, Banco Pactual:

Hi, thanks. You had R$ 286 million related to this problem, and then you also said that it was concentrated in September to December, with declining trends. And also, you said that you have some agreements with operators starting January 10th, so could you tell us how is it now, in January and February? Have you already seen a significant reduction related to this problem?

Ernesto Gardelliano:

January, we saw an important reduction, because we took other measures before authenticating the network, the network was authenticated, we finished that yesterday, and we will start working with this authenticated network this week, so it is too early to say what the results are, but the other measures we took already produced some results, so January was quite a good month in terms of clones and fraud.

What we should say is the amount you mentioned is something that we had to pay to our competitors, so it is in their revenues, and for us is an expense, so we expect to reduce this amount since January this year, they will still have some revenues, but normal revenues, the roaming revenues, not extraordinary revenues that they used to have in the last quarter of 2005.

Márcio Correia:

OK, and regarding your structural [inaudible] regarding this issue what kind of CAPEX should you work with, in terms of additional frequency and etc.?

Ernesto Gardelliano:

If we get the 1.9 frequencies, we should invest to have a minimum coverage in Minas Gerais and Northeast, to make roaming, to give the roaming possibility to our customers, but the amount is included in our budget for 2006, the moment Anatel gives us the license to start working, we will redeploy our investments to give it a priority.

Márcio Correia:

OK, and just a final question, regarding the competitive environment, we have seen a very substantial decrease in total subsidy, I mean, net handsets subsidy, if we look at the 2Q, when the competition picked out, the total subsidy was R$ 211 million, and in the 4Q it was only R$ 171 million. Should we consider this as a structural change, I mean, your decrease in subsidy to the prepaid segment is being higher than your increase in your retention cost for the postpaid segment, can we see this structure change or not?

Ernesto Gardelliano:

I would expect that it is a structural change in the market, but I do not think it is, so I think that some of our competitors still have a lot of inventories that will have to flow in the 1Q06, before the Mother’s Day, so we made some improvements in the last quarter of 2005, but I think that we will see some movements in the market before the Mother’s Day.

Roberto de Lima:

Let me add something else, let’s say, we cannot control a R$ 1 offer that is out there the market, so it is something that we will be monitoring very closely, decide upon what the best strategy is going to be.

Márcio Correia:

OK, just a follow-up one on this, like for example, your adjusted margin was 28% in this 4Q, and the 1Q of the last year, which is really a good quarter for the margin, it was 40% or 40-something, like for example, January and February, are you seeing margins bouncing back to the high 30%-40%, priors to the low thirties, what are you seeing now?

Ernesto Gardelliano:

Márcio, as I mentioned before, we announced the restructuring, it was approved two days ago, anticipating any kind of results would jeopardize the transaction that is currently on the air, OK?

Márcio Correia:

Of course, thank you very much.

Carlos Vasques, Banco Pactual:

Good morning, gentlemen. My question is regarding the write-off of the R$ 245 million write-off, as you said it is much more write-off than a provision. My question, you said that this problem, this cloning problem is reducing since September until December, but what I want to know is, this R$ 245 million relates only to these 4 months, or you decided to write-off this total amount, you analyzed a higher period than that, I mean, I just want to have an idea of how many quarters were included in this provision.

And my second question is, can you tell us the level of the migration from TDMA to CDMA, today?

Ernesto Gardelliano:

Regarding your first question, I mentioned that we have seen an unusual pattern starting by the end of September, so we are not accounting on previous quarters. So, basically the hiccough, when analyzing the usage, when we start getting answers from our customers of recognizing such cause, [inaudible] October, November.

The next question was TDMA. Let’s say it is coming based upon the plan that we are executing, that type of information is kind of confidential, but if set up into the market, we will give a good info to our competitors, in order where to attack, so I will prefer not to answer that.

Carlos Vasques:

Just if I got the right understanding, you said that the R$ 245 million provision, it corresponds to the last 4 months of the year, so it is something in average, something around R$ 60 million per month, is that right?

Ernesto Gardelliano:

I would not say that.

Carlos Vasques:

OK. So, my final question regarding the strategy for the company next year, can we assume that VIVO should, as you have been saying in the last meeting with the investors, that you are going to focus on your own base, and try to increase its returns from your current base, can we assume that VIVO should grow lower than the market, and then increase its return ratios?

Ernesto Gardelliano:

I would say that the focus that we said we confirmed and we will keep on doing, is a fact, that is not new to the market. Whether we are going to grow less or more than the market, again, it is something that the market is going to be driven by specific offers, we are monitoring, we will keep on having our leadership throughout Brazil, but it is early to say whether we are going to grow less or more.

We have a plan, we need to execute the plan, and that plan can suffer deviations based upon the behavior of the competition, we are not in an island, we are not isolated to know exactly how many customers we are going to grow. We do have a plan, but this is a multiplayer market, so you will be seeing the evolution throughout the course.

Carlos Vasques:

OK, but you are more focused on your current client base, instead of growing it?

Ernesto Gardelliano:

Yes.

Carlos Vasques:

OK, thank you.

Operator:

Thank you, I will now turn the call over to you, for any further or closing remarks.

Ernesto Gardelliano:

I would like to thank you all for attending this conference call, and we are very positive in the measures we are taking to restructure the company, and I think that the market has been very responsive to our actions, the level of loyalty of our customers is increasing, the level of satisfaction as well, and we expect that, by the end of the year, we would have accomplished all the new system deployment, and it could have a faster time to market, and also have a lower cost base for us to improve our margins.

Roberto de Lima:

Just thank you all and we will keep on working in order to provide good results; that is exactly our mission here.

Operator:

Thank you, this thus concludes today’s teleconference. You may disconnect your lines at this time, and have a wonderful day.

INVESTOR PRESENTATION DATED FEBRUARY 24, 2006 ACCOMPANYING TELESP CELULAR PARTICIPAÇÕES S.A.’S EARNINGS CALL

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4Q05 – Conference Call

February, 24 2006

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Highlights

• Leadership in cellular telephony in Brazil with 45.2% Market Share;

Performance

• More than 20 million clients;

• More than 5.7 thousands points of sale (exclusive or not).

• Replacement of TDMA by CDMA;

Capex

• Consolidation of information systems.

• Globalmoto – Automatic International Roaming in + 170 countries;

New Services

• Smart Mail 3G and VIVO Zap 3G: new solution to corporate clients.

• 2005 Ebitda Margin of 27.3% (29.9% clear of PDD effects);

• Reduction in Net Financial Expenses;

Finance

• Redefined accrual of debt toward long term;

• Positive Operating Cash Flow in 2005, reaching R$ 481.4 million;

• “Gearing” close to 1.

Corporate Governance

• Adoption of a Conduct and Ethics Policy by all workers;

• Corporate Restructuring under way.

Development

• Coverage of 100% of the municipalities of the State of São Paulo in area of SMP license;

•1xRTT in more than 921 municipalities and EV-DO in main capital cities.

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Client Base Evolution

14.6% YoY and 4.3% QoQ

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Pre Post

Post-Paid Net Adds Evolution

Net Adds Evolution – 2005 x 2004

(thousand)

Net Adds Evolution - Quarter

(thousand)

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Net Service Revenues

Growth of 4.3% QoQ and 3.2% YoY

R$ million

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Handset Models Offered

High End

Med End

Low End

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Some Services Launched in 2004 and 2005

• TV no Celular “Olho Vivo”

•ZAP 3G

• Music Tones - True Tones

• Download Banking

• Vivo Agenda - Agenda Virtual

• Smart Mail 3G (e-mail

Push)

• Games Multiplayer

• Vivo PLAY 3G

• Vivo Encontra

• Games 3D

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4Q05 Main Marketing Actions

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Revolução dos Dedos 3rd Fase

Start Date 10/19

Campaign to promote data services, such as: SMS, MMS, Vivo Moblog, Vídeo torpedo, Mobile Mail and Chat. This campaign gives handsets with camera and exclusive kits.

From 10/10 to 03/31

VIVO will take 75 customers with companion to the 2006 World Soccer Cup . In each recharge or bill of R$15.00, the client receives a ticket to participate.

Fale mais por menos

Start Date 10/04

Local call from Vivo to Vivo for R$0.25 per min, 100 Vivo SMS and 100 photos “Torpedo”.

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From 11/07 to 12/31

R$40,00 per month of bonus for local calls to any cellular or fixed phone and 100 Torpedos and 100 Photo Torpedos.

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Innovation & Technology

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GLOBALMOTO

• First world cellular from a Brazilian operator;

• Exclusive capability to have international roaming (with the same phone number and handset) in more than 170 countries, in the 5 continents;

• Digital camera of 1.2 Mega Pixel and speaker integrated;

• MP3 Player integrated;

• Send and receive SMS even when in international roaming;

• 7.5 MB of usable memory.

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Leadership in Distribution and Coverage

Channels of distribution

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Vivo, digital coverage in 100% of the municipalities of the state of São Paulo in area of the SMP license.

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Retail

Third Party

Own Stores

Data Revenue Evolution

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Net Data Revenue

Net Data Revenue

Data Rev./Service Net Revenues

Data Rev./Service Net Revenues

Data: Composition of Services

Data Revenue Segments 4Q04

Data Revenue Segments 4Q05

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WAP SMS ZAP+ Others

WAP SMS ZAP+ Others

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Blended ARPU – Evolution*

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Outgoing*

17.6

(0.8)

0.0

16.,7

0.5

(0.1)

16.4

Inbound*

14.0

(2.0)

(0.5)

11.6

0.7

(0.5)

11.3

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Post Paid ARPU—Evolution*

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Outgoing*

59.3

(0.2)

9.2

68.3

3.5

(0.5)

65.3

Inbound*

28.4

(2.6)

1.1

26.9

0.6

(1.1)

27.5

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MOU Blended

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Outgoing*

36.1

(0.8)

(3.6)

31.6

(1.9)

(0.5)

34.0

Inbound*

47.9

(6.9)

(1.7)

39.4

0.9

(1.5)

40.0

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Post Paid MOU*

4Q04 Vs 3Q05

4Q04 Vs 3Q05

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Outgoing*

126.8

(0.7)

14.1

140.2

(3.3)

(2.5)

146.0

Inbound*

93.2

(8.6)

5.2

89.8

3.5

(3.7)

90.0

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SAC*

Strategy focused in retention and acquisition of new clients in the mid and high-end segments

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*SAC Blended

Operating Costs*

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*Does not include depreciation

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PDD effect

4Q05

4Q04

Cost of services rendered

personnel

Cost of handsets

Selling expenses

General & administrative expenses

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EBITDA and EBITDA Margin

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EBITDA PDD effect

EBITDA PDD effect

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Capex

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% Capex/Net Revenues

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Main Investiments

•TDMA / CDMA Overlay

• Network Quality/Capacity

• System and plataform unification

• Coverage expansion – CDMA 1XRTT and EV-DO

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Total capex

Network

Technology

Others

Network

Technology Others

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Gross Debt, Net Debt and Gearing

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Net Financial Result

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R$ million

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Net Results

R$ million

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VIVO Social Responsibility

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. 2005 Good Corporate Citizenship for the support given to educational projects, such as Superação Jovem, carried out in partnership with Ayrton Senna Institute. (VIVO)

. Environment Case Prize, to Vivo’s Waste Management Project, awarded by Valor Econômico newspaper. (VIVO)

. Abrafort Prize of Corporate Responsibility to Vivo Volunteer Program (VIVO Voluntário) (VIVO Institute)

. APCA Prize to ESPN’s Sports Caravan television project, supported by Vivo Institute, and one of the finalists of the Esso Journalism Prize

. Darcy Ribeiro Education Prize awarded by the Brazilian House of Representatives to “Escola Solidária” project, which is supported by the Institute

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General Shareholders’ Meeting

Notice to Shareholders on Dissent Rights

30 days period to exercise appraisal rights

Trading of ViVO’s Shares

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Corporate Reestructuring

2006 Agenda

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Final Remarks

•	Expansion and overlay projects
•	Systems unification
•	Completion of SAP projects
•	Billing, Pre-paid and Front office will be concluded in 2006
•	2005: Reduction in numbers of calls to call center
•	Corporate Restructuring: VIVO Participações S.A.

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Safe Harbor Clause Forward Looking Statements

• This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines, market share, financial results and other aspects of the activity and situation relating to the Company. The forward looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

•Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation.

Note: More detailed information about TCP operators is available in the press release

Telesp Celular Participações S.A. . .

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